Exhibit 99.1

MANAGING COMPLEXITY, DELIVERING VALUE

Stevanato Group
Q2 2023 Financial Results

July 28th, 2023

SG Stevanato Group

Safe Harbor Statement

Forward-Looking Statements

This presentation may include forward-looking statements. The words "expect," "reiterating," "durable," "continue," "shifting," "expand," "believe," "continued," "assumes," "continuing," "rising," "well positioned," "strong," "increase," "benefitting," "raising," "creating," "expected," and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, the investments the Company expects to make, the expansion of manufacturing capacity, the Company's plans regarding its presence in the U.S., its capital expenditure guidance, business strategies, the Company's capacity to meet future market demands and support preparedness for future public health emergencies, and results of operations. The forward-looking statements in this presentation are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of regulators and other factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. For a description of the risks that could cause the Company's future results to differ from those expressed in any such forward looking statements, refer to the risk factors discussed in the Company's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.

Non-GAAP Financial Information
This presentation contains non-GAAP financial measures. Please refer to the tables included in this presentation for a reconciliation of non-GAAP financial measures.

Management monitors and evaluates its operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, Free Cash Flow and CAPEX. The Company believes that these non-GAAP financial measures provide useful and relevant information regarding its performance and improve its ability to assess its financial condition. While similar measures are widely used in the industry in which the Company operates, the financial measures it uses may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Stevanato Group Second Quarter 2023 Financial Results Earnings Call

 Franco Stevanato

Executive Chairman

 Franco Moro

CEO

 Marco Dal Lago

CFO

 Lisa Miles

SVP IR

Stevanato Group



Franco Stevanato

Executive Chairman

Substantial Progress in Building Durable Organic Growth

 Continue to achieve high-single digit to low double-digit growth

 Successfully responding to market demand, which in turn, is **shifting our revenue mix toward High-Value Solutions**

 **Investments in growth platforms are going as planned** as we expand capacity for high-value solutions to satisfy strong demand in key end markets like biologics.

 **Benefitting from growth in biologics**, which has a projected CAGR of 15% through 2027 and is currently our fastest growing end market. Differentiated EZ-fill® products ideally suited to meet mission critical needs of biologics. Our pipeline is heavily weighted towards this market

*The foundation is in place to drive **sustainable long-term organic growth** and we believe we are well positioned to **capitalize on the many secular tailwinds** as we continue to create shareholder value*

Stevanato Group



Franco Moro

Chief Executive Officer

Stevanato Group

Second Quarter 2023 Highlights

Second Quarter 2023 Key Performance Indicators

€ 255M Revenue	**9%** Revenue Growth	**33%** Revenue from High Value Solutions (HVS)
~€ 939M Backlog at end of Q2 23	**€ 240M** New Order Intake	**€ 0.13** Diluted EPS
€ 68.2M Adj. EBITDA*	**26.7%** Adj. EBITDA Margin*	**€ 0.14** Adj. Diluted EPS*

- Q2 23 revenue **increased 20%** compared with Q2 22, excluding revenue from Covid-19 and the effects of currency

- **Strong demand for EZ-fill**® products led to **an increasing mix of HVS**

- **Excluding Covid-19** related orders, **new order intake increased 4%** in Q2 23 over the same period last year

- New order intake and backlog were temporarily inflated during the pandemic as customers placed signed orders further in advance. Customers have since returned to pre-Covid-19 business practices

*Adjusted DEPS, adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures. Please refer to slides 18-22 for a reconciliation of non-GAAP measures

Q2 2023 Financial Results

Stevanato Group

High-Value Solutions Address Unique Storage & Packaging Requirements for Biologics

- Pharmaceutical innovation is driving **advancements in more complex biologics**

- **In 2021, ~28% of FDA approvals were biologics. This rose to ~40% in 2022**[1]. Stevanato Group is present in three of the four potential blockbusters[2] that were approved in 2022, all of which were biologics

- Biologics are often administered by injection. They can be **challenging to stabilize and administer**, due to complexity, sensitivity, and viscosity

Ideally suited HVS with superior mechanical and physiochemical characteristics

 

EZ-Fill Nexa®   EZ-Fill Alba®

YTD Share of BDS Revenue from Biologics, Excluding Covid-19

(% of BDS Revenue excl. Covid-19)



*Key Takeaway: strong secular tailwinds in biologics creating downstream demand for HVS. We expect that continued advancements in biologics will **drive durable, organic growth***

Sources: 1) "*FDA Approvals of Biologics in 2022*", Biomedicines. 2023 May; 11(5): 1434. – NCBI ; 2) IQVIA

Global Capacity Expansion Plan Update

Fishers, IN







- **Staffing plans on track**. Technical and managerial staff returned to Indiana after immersive training in Italy
- **Started initial performance qualifications** for the first EZ-fill® lines
- **On track for customer validation** later this year

Latina, Italy





- **Staffing** plans are **progressing as expected**
- **Customer validation well underway**
- **Commercial production** expected in **Q4 2023**

Expansion is modular *and it is linked to real customer demand and visibility through long-term commercial agreements*

All pictures as of Jun. 2023

Stevanato Group



Sustainability Report
2022 At a Glance

We measure our progress through Global Reporting Initiative (GRI) Standards as a framework for transparency and accountability

PROCESS & PRODUCT

480.798,6 GJ OF ELECTRICITY CONSUMPTION
DANISH SITES ARE BACKED BY RENEWABLE BASED ELECTRICITY

9,178.1 TON OF WASTE OF WHICH
82% OF **RECOVERED WASTE**

ECODESIGN
OF FIRST SUSTAINABLE PRODUCTS

8 DIFFERENT ISO CERTIFICATIONS
ISCC+ CERTIFICATION

BRONZE 2022 ecovadis Sustainability Rating

VALUE CHAIN

53/100 OVERALL ECOVADIS SCORE OF RATED SUPPLIERS

PEOPLE AND GOVERNANCE

5,255 EMPLOYEES IN THE WORLD (**13% INCREASE**)

24% OF FEMALE DIRECTORS AND MANAGERS

150+ THOUSANDS OF TRAINING HOURS IN 2022
OF WHICH ALMOST **30 THOUSAND OF HEALTH AND SAFETY TRAINING**

24 INITIATIVES TO PROMOTE HEALTH AND SAFETY AT A GLOBAL LEVEL

ESG COMMITTEE
AT BOARD LEVEL

CODE OF ETHICS
AND ETHICAL CONDUCT RELATED POLICIES

€ 1 Billion
TOTAL VALUE GENERATED IN 2022
78% OF GENERATED VALUE DISTRIBUTED

16 WORLDWIDE PRODUCTION SITES
APPROXIMATELY 70 COUNTRIES SERVED

OVER 70 YEARS OF HISTORY, FROM A GLASS MANUFACTURER TO A GLOBAL PROVIDER



Marco Dal Lago
Chief Financial Officer

Stevanato Group

Q2 2023: Financial Highlights

Q2 2023 Revenue

(€ Million)



HVS   non-HVS

+9%

234   255

164   171

70 (30%)   84 (33%)

+20%

Q2 2022   Q2 2023

Q2 2023 Margins

	Q2 2023	Q2 2022
Gross Profit Margin	**30.9%**	31.8%
GP Margin excl. start-up costs	***32.3%***	*32.1%*
Operating Profit Margin	**17.6%**	18.7%
OP Margin excl. start-up costs	***19.1%***	*19.6%*

Revenue increase driven by growth in both segments (on CC basis, +10% yoy)

- **HVS represented 33% of total revenue**
- Revenue from Covid-19 decreased 89% and represented ~1% of total revenue
- **Excluding Covid-19 and effects of currency, revenue increased 20%**

Gross profit margin was impacted by temporary inefficiencies as new facilities come into service and **decreased 90 bps to 30.9%**

- Decrease due to expected rise in industrial costs and higher depreciation; partially offset by the increase in HVS
- Rise in industrial costs unfavorably impacted gross profit margin (-140 bps yoy); excluding these costs, gross profit margin would have been 32.3%
- Headwinds should abate as capacity comes online but expect they will continue into 2024 when operations commence in Indiana

Excluding start-up costs, **adjusted operating profit margin* was 19.1%**; in Q2 22, adjusted operating profit margin benefitted from a € 6M contract modification

Adjusted EBITDA* of € 68.2M; adjusted EBITDA margin* of 26.7% (+30 bps yoy)

On the bottom line:

- **Net profit of € 34.3M,** or € 0.13 of diluted EPS
- Excluding start-up costs, Adjusted Net Profit* of € 37M, or **€ 0.14 of adjusted diluted EPS***

*All comparisons refer to Q2 2022 unless otherwise specified
Adjusted operating profit margin, adjusted net profit, adjusted DEPS, adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures. Please refer to slides 18-22 for a reconciliation of non-GAAP measures

12

Q2 2023 Financial Results

Stevanato Group

Q2 2023 Segment Trends

Biopharmaceutical and Diagnostic Segment (BDS)



REVENUE*
(€ Million)
+9%
189
205
Q2 2022
Q2 2023
GROSS PROFIT MARGIN
(%)
33.7
31.6
Q2 2022
Q2 2023

Q2 revenue increased 9% (9% on CC basis)

- Growth driven by **20% increase in High-Value Solutions** and 2% increase from other containment and delivery solutions
- **Gross Profit Margin of 31.6%**, impacted by start-up of our new manufacturing plants and higher depreciation; partially offset by the increase in HVS
- Operating Profit Margin of 19.8%

Engineering Segment



REVENUE*
(€ Million)
+11%
46
50
Q2 2022
Q2 2023
GROSS PROFIT MARGIN
(%)
22.3
22.5
Q2 2022
Q2 2023

Q2 revenue increased 11% to € 50.5M

- Growth driven by **strong sales** in **Visual Inspection lines**
- Gross Profit Margin increased **(+20 bps)**, mostly driven by sales in more accretive product lines, and **ongoing business optimization** efforts
- **Operating Profit Margin of 15.5%**

* All comparisons refer to Q2 2022 unless otherwise specified
Rounded figures

Stevanato Group

Balance Sheet with Financial Flexibility

At Quarter Ended June 30, 2023

€ 120.4M	€ 61.2M
Net Debt*	Total Cash and Cash Equivalents

In Second Quarter 2023

(€ 69.1M)	€ 24.4M	€ 138M
Free Cash Flow*	Net Cash Generated from Operations	CapEx*

Stevanato Group

_____
* Free Cash Flow, Net Debt, and CapEx are non-GAAP financial measures. Please refer to slides 18-22 for a reconciliation of non-GAAP measures

2023 Guidance
Reiterating Revenue and Adjusted DEPS; Raising Adjusted EBITDA

	2023 Guidance	Updated 2023 Guidance
Revenue	**€ 1.085B - € 1.115B**	
Implied Growth	*10% - 13%*	
Adjusted DEPS*	**€ 0.58 - € 0.62**	
Adjusted EBITDA*	€ 290.5M - € 302.5M ➡	**€ 291.8M - € 303.8M**
Weighted Avg. Shares Outstanding	**265.4M**	

We realized **improvements in utilities** which are coming in lower than forecast. This will not have an impact on reported EBITDA as this effect will be offset by marginally higher non-recurring start-up expenses mostly related to training.

2023 Guidance assumes:

- Capital expenditures in the range of 35% to 40% of 2023 revenue

- HVS will represent 32% to 34% of forecasted revenue

- Currency headwind of approximately € 13M to € 14M

- And now expect revenue related to Covid-19 will range between 1% to 2% of revenue, down from our prior estimate of 2% to 3%

*Adjusted DEPS and Adjusted EBITDA are non-GAAP financial measures. Please refer to slides 18-22 for a reconciliation of non-GAAP measures



Franco Moro

Chief Executive Officer

Stevanato Group

Continuing To Execute Against Our Strategic and Operational Priorities to Capitalize on Rising Demand Trends



Complete current phase of global expansion plans



Meet demand & Grow mix of HVS



Invest in R&D to accelerate our market-leading position



Build a multi-year pipeline of new opportunities



Capital Markets Day | September 27th, 2023 – New York City

Stevanato Group

Notes to Non-GAAP Financial Measures

This presentation contains non-GAAP financial measures. Please refer to the tables included in this presentation for a reconciliation of non-GAAP measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, Free Cash Flow, and CapEx. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Reconciliation of Non-GAAP Financial Measures (Unaudited)

Stevanato Group

Reconciliation of Non-GAAP Financial Measures

Reconciliation of Revenue to Constant Currency Revenue
(Amounts in € millions)
(Unaudited)

Three months ended June 30, 2023	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue (IFRS GAAP)	204.8	50.5
Effect of changes in currency translation rates	1.5	0.1
Organic Revenue (Non-IFRS GAAP)	206.3	50.5

Reconciliation of EBITDA (Amounts in € millions)
(Unaudited)

	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2023	2022	%	2023	2022	%
Net Profit	34.3	30.6	12.1%	62.6	58.4	7.2%
Income Taxes	10.0	10.9	(8.3)%	17.8	19.4	(8.2)%
Finance Income	(6.7)	(7.5)	(11.3)%	(11.1)	(10.5)	5.7%
Finance Expenses	7.3	9.9	(26.3)%	16.3	14.5	12.4%
Operating Profit	**44.9**	**43.9**	**2.6%**	**85.5**	**81.8**	**4.5%**
Depreciation and Amortization	19.5	15.9	22.6%	37.9	31.1	21.9%
EBITDA	**64.4**	**59.8**	**7.7%**	**123.4**	**112.9**	**9.3%**

Reconciliation of Non-GAAP Financial Measures

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes, Net Profit and Diluted EPS (Unaudited)
(Amounts in € millions, except per share data)

Three months ended June 30, 2023	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	64.4	44.9	10.0	34.3	0.13
Adjusting items:					
Start-up costs new plants [1]	3.7	3.7	1.0	2.8	0.01
Restructuring and related charges [2]	0.1	0.1	0.0	0.1	0.00
Adjusted	68.2	48.7	11.0	37.0	0.14
Adjusted Margin	26.7%	19.1%	—	—	—

Six months ended June 30, 2023	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	123.4	85.5	17.8	62.6	0.24
Adjusting items:					
Start-up costs new plants [1]	6.6	6.6	1.8	4.8	0.01
Restructuring and related charges [2]	0.1	0.1	0.0	0.1	0.00
Adjusted	130.1	92.2	19.6	67.4	0.25
Adjusted Margin	26.4%	18.7%	—	—	—

Three months ended June 30, 2022	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	59.8	43.9	10.9	30.6	0.12
Adjusting items:					
Start-up costs new plants [1]	2.0	2.0	0.7	1.3	0.00
Adjusted	61.8	45.9	11.6	31.9	0.12
Adjusted Margin	26.4%	19.6%	—	—	—

Six months ended June 30, 2022	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	112.9	81.8	19.4	58.4	0.22
Adjusting items:					
Start-up costs new plants [1]	2.9	2.9	0.8	2.1	0.01
Adjusted	115.8	84.7	20.2	60.5	0.23
Adjusted Margin	26.0%	19.0%	—	—	—

(1) During the three and the six months ended June 30, 2023, the Group recorded € 3.7 million and € 6.6 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. During the three months and six months ended June 30, 2022, the Group recorded €2.0 million and €2.9 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, in Zhangjiagang, China, and in Latina, Italy.
(2) During the three and the six months ended June 30, 2023, the Group recorded €0.1 million of restructuring and related charges among general and administrative expenses.

Stevanato Group

Reconciliation of Non-GAAP Financial Measures

Free Cash Flow
(Amounts in € millions)
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,	
	2023	2022	2023	2022
Cash Flow from Operating Activities	24.4	42.2	61.5	47.4
Interest paid	0.5	1.0	1.4	1.8
Interest received	(0.3)	(0.2)	(0.5)	(0.4)
Purchase of property, plant and equipment	(92.2)	(74.0)	(219.9)	(126.7)
Proceeds from sale of property, plant and equipment	—	0.5	—	0.5
Purchase of intangible assets	(1.5)	(3.2)	(2.6)	(5.1)
Free Cash Flow	**(69.1)**	**(33.7)**	**(160.1)**	**(82.5)**

Net Cash / (Net Debt)
(Amounts in € millions)
(Unaudited)

	As of June 30, 2023	As of December 31, 2022
Non-current financial liabilities	(120.9)	(148.4)
Current financial liabilities	(68.3)	(70.7)
Other non-current financial assets - Derivatives	2.4	2.8
Other current financial assets	5.1	33.6
Cash and cash equivalents	61.2	228.7
Net Cash/ (Debt)	**(120.4)**	**46.0**

Capital Expenditures
(Amounts in € millions)
(Unaudited)

	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2023	2022	€	2023	2022	€
Addition to Property, plants and equipment	136.7	74.3	62.4	248.8	126.2	122.6
Addition to Intangible Assets	1.5	3.2	(1.7)	2.6	5.1	(2.5)
CAPEX	**138.2**	**77.5**	**60.7**	**251.4**	**131.3**	**120.1**

Stevanato Group

Reconciliation of Non-GAAP Financial Measures

Reconciliation of 2023 Guidance for Adjusted EBITDA, Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted EPS
(Amounts in € millions, except per share data)
(Unaudited)

Updated reconciliation

	Revenue	EBITDA	Operating Profit	Net Profit	Diluted EPS *
Reported	1,085.0 - 1,115.0	281.3 - 293.3	201.3 - 213.3	145.8 - 155.7	0.55 - 0.59
Adjusting items:					
Start-up costs new plants		10.5	10.5	8.0	0.03
Adjusted	**1,085.0 - 1,115.0**	**291.8 - 303.8**	**211.8 - 223.8**	**153.8 - 163.7**	**0.58 - 0.62**

Prior reconciliation

	Revenue	EBITDA	Operating Profit	Net Profit	Diluted EPS *
Reported	1,085.0 - 1,115.0	281.3 - 293.3	199.9 - 211.9	147.8 - 156.9	0.56 - 0.59
Adjusting items:					
Start-up costs new plants		9.1	9.1	6.8	0.03
Adjusted	**1,085.0 - 1,115.0**	**290.5 - 302.5**	**209.0 - 221.0**	**154.6 - 163.7**	**0.58 - 0.62**

*May not add due to rounding

Stevanato Group